Exhibit 3(ii)

ARTICLES OF AMENDMENT
TO
THE RESTATED BYLAWS
OF
RENASANT CORPORATION

Pursuant to the provisions of Section 79-4-10.20 of the Mississippi Business Corporation Act and in accordance with the Restated Bylaws of Renasant Corporation (the “Bylaws”), the Board of Directors hereby adopts the following Articles of Amendment to the Restated Bylaws of Renasant Corporation:
The Restated Bylaws of Renasant Corporation are amended in the following respects:
(a)    Article III, Section 2 is amended by inserting the following at the end of Section 2:
Notwithstanding the foregoing, upon the recommendation of the corporation’s nominating and corporate governance committee, the board of directors may waive, on the terms and conditions set forth herein, (i) as to incumbent directors only, the prohibition on a director standing for election after attaining the age of seventy-two (72) years and (ii) the requirement that a director who attains the age of seventy-two (72) years during his or her elected term resign from the board of directors at the next regular meeting of stockholders. To be effective, such waiver must be approved by the affirmative vote of at least two-thirds of the directors then in office (excluding the vote of the director to whom the waiver vote applies). Any waiver approved by the board of directors, whether a waiver of the prohibition on a director standing for election after attaining the age of seventy-two (72) years or the requirement that a director who attains the age of seventy-two (72) years during his or her elected term resign from the board of directors at the next regular meeting of stockholders, shall be effective for one (1) year, and no director shall be entitled to receive more than three (3) such waivers. Accordingly, any director standing for election who is the age of seventy-two (72) years or more and has received a waiver from the board of directors shall be elected (if at all) to a one-year term expiring at the next regular meeting of stockholders. Similarly, if the board has waived the requirement that a director who has attained or exceeds the age of seventy-two (72) years during his or her elected term resign from the board of directors at the next regular meeting of stockholders, and even if at the time of the receipt of such waiver more than one year remained before the completion of such director’s term, such waiver shall allow the director to continue to serve on the board of directors only until the next year’s regular meeting of stockholders (subject to the board’s right to waive the requirement that such director resign in the following year). For the avoidance of doubt, if a director has attained the age of seventy-two (72) years during his or her elected term but the board has waived the requirement that he or she resign at the next regular meeting of stockholders, such director shall also be eligible to receive a waiver of the prohibition on a director standing for election after attaining the age of seventy-two (72) years, on the terms provided above. The nominating and corporate governance committee shall develop criteria and procedures for the review and determination of whether to recommend that the full board of directors approve any such waiver.
(b)    Article III, Section 3, is amended by inserting “Subject to Section 10 hereof,” at the beginning of such section; and

(c)    Article III is amended by inserting the following as a new Section 10, immediately following Section 9 of Article III:
Section 10. Resignation Policy.
(a)    In an uncontested election of directors, any nominee for director who receives a greater number of “withhold” votes from his or her election than votes “for” his or her election shall tender his or her resignation as a director to the board of directors promptly after the secretary of the corporation certifies the stockholder vote (a director’s tender of his or her resignation to the board shall be promptly disclosed in a Current Report on Form 8-K furnished to the Securities and Exchange Commission). Such resignation shall be effective only upon acceptance by the board of directors. For purposes of this Section 10, an “uncontested election” is one in which the number of nominees for the class of directors to be elected does not exceed the number of directors in that class to be elected. A plurality vote standard shall be retained for a contested election (that is, an election in which the number of nominees for the class of directors to be elected exceeds the number of directors in that class to be elected).
(b)    The governance and nominating committee of the board of directors (the “Committee”) shall promptly consider any resignation tendered pursuant to this Section 10 and recommend to the full board of directors whether to accept or reject such resignation. No later than 90 days following the secretary’s certification of the stockholder vote, the board of directors shall act on the tendered resignation, taking into account the Committee’s recommendation. The Committee’s recommendation and the board of directors’ decision with respect to a tendered resignation may include a range of alternatives, including acceptance of the resignation, rejection of the resignation or rejection of the resignation coupled with a commitment to seek to address and cure the reasons believed to underlie the “withhold” votes.
(c)    The Committee in making its recommendation, and the board of directors in making its decision, whether to accept or reject such resignation may consider all factors deemed relevant to its consideration, including (without limitation) the reasons given by stockholders for their “withhold” votes, if known, the qualifications of the nominee and his or her contributions to the board of directors and the corporation (including, for example, the impact the director’s resignation would have on the corporation’s compliance with the requirements of the Securities and Exchange Commission and the NASDAQ Stock Market), and whether the director’s resignation is in the best interests of the corporation and its stockholders. Any director who tenders his or her resignation pursuant to this Section 10 shall not participate in the Committee’s recommendation or board decision regarding whether to accept his or her individual offer to resign (and, if all of the directors serving on the Committee are required to submit their resignations, then the full board of directors, excluding directors required to submit resignations, shall determine whether to accept or reject such resignations without a Committee recommendation).
(d)    Promptly following the board’s decision whether to accept or reject a resignation tendered pursuant to this Section 10, the board shall promptly disclose its decision regarding whether to accept or reject such resignation in a Current Report on Form 8-K furnished to the Securities and Exchange Commission. If the board of directors rejects the tendered resignation, the board of directors’ disclosure shall include an explanation of the reasons for rejecting the tendered resignation.
(e)    The board of directors shall nominate for election or re-election as director only a candidate who agrees to tender his or her resignation in accordance with this Section 10.
(d)    Except as amended hereby, the Restated Bylaws shall remain in full force and effect.